Correspondence

CHINA HOUSING & LAND DEVELOPMENT, INC.

6 Youyi Dong Lu, Han Yuan 4 Lou
Xi’An, Shaanxi Province
China 710054

April 13, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention:  Ms. Pamela Long

Re: China Housing & Land Development, Inc. (“Company”)
       Amendment No. 5 to Registration Statement on Form S-1
       File: February 25, 2009
       File No.: 333-149746

Dear Ms. Long:

Thank you for your comment letter on our above-captioned registration statement, dated March 17, 2009.  We are writing you to provide responses to your comments in connection with our filing Amendment No. 6 to the registration statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

In addition, we have updated our business discussions to reflect the content in the most recent Form 10K filed with the Commission.

Selling Stockholders, page 16

1.
Please revise the selling shareholder table to show the number of shares each holder beneficially owns prior to the offering, the amount to be offered and (if one percent or more) the percentage of shares to be owned by the security holder after completion of the offering.  Your current presentation shows the same number of shares being registered as owned after completion of the offering, suggesting that the selling shareholders are not offering and selling any of their shares.  Please revise.

Response

Please be advised that we have revised the table on page 15 as the following:

Seller	Number of Shares Owned Prior to Offering (1)	Offered Shares Underlying Convertible Notes (2)	Offered Shares Underlying Warrants (2)	Aggregate Number of Shares Being Registered (2)	Number of Shares Owned After Completion of Offering	Percentage Holding After Completion of Offering (%)
Whitebox Hedged High Yield Partners, LP	—	808,576	718,734	1,527,310	0	*

Whitebox Intermarket Partners, LP	91,111	480,093	426,749	906,842	91,111	*

Whitebox Convertible Arbitrage Partners, LP	—	303,216	269,525	572,741	0	*

Whitebox Special Opportunities Fund Series B Partners, LP	—	151,608	134,763	286,371	0	*

Pope Investments II, LLC	—	202,144	179,684	381,828	0	*

Berlin Income, L.P.	—	35,375	31,444	66,819	0	*

Berlin Capital Growth, L.P.	—	15,161	13,476	28,637	0	*

Eastern Management & Financial, LLC	129,630	25,267	22,460	47,727	129,630	*

Total	220,741	2,021,440	1,796,835	3,818,275	220,741	*

(1)	As of January 19, 2009

(2)	We are registering 125% of the shares underlying convertible notes and warrants for resale as required by registration rights agreement

* indicates percentages that are below 1%.

Executive Compensation, Page 31

2.
Please explain in more meaningful detail why you pay bonuses on both a monthly and annual basis, and how the monthly and annual bonuses are determined.  We note, for example, your disclosure under “Compensation of Named Executives” on page 34 that Mr. Lu, has both monthly and annual personal performance targets, but that monthly bonus is not related to monthly personal performance targets.  In this regard, you should discuss the purposes of the monthly personal performance targets and clarify what determines whether the monthly bonus is paid and the amount of the bonus.

Response

Please be advised that our so-called “monthly bonus” is in fact a penalty system for deductions.  As we stated in our registration statement on page 30, we have a fixed amount of annual compensation determined at the beginning of the year based on market and business operation condition and individual positions and capabilities.  Each month, individuals are paid their base salary (which is the minimum amount of base salary allowed by Chinese employment and labor laws) and the “monthly bonus,” which, for 12 months, constitutes 40-60% of the total annual compensation.  At the year end, if the individuals meet all their performance targets, the rest of the compensation will be paid all at once.  However, if the individuals fail to meet their targets, the “monthly bonus” which have already paid must be recouped to the company. As a result, the so called “monthly bonus” is only a contingent part of salary which can be taken away by the company at the year end.  The annual bonus is the bonus we pay for those who meet their annual performance targets.  Unlike monthly bonus, the annual bonus is a real bonus which cannot be taken once paid based on individuals’ annual performance. We have revised the paragraph on page 30 to better explain our monthly and annual bonus as the following:

Based on the Guidelines, the general principle for the executive compensation is that annual compensation equals to (monthly base salary + monthly bonus) * 12 + annual bonus. Annual compensation is a fixed amount determined by the Compensation Committee at the beginning of the year based on the business operation condition, market and individual positions and capabilities. Every month, each individual is paid a certain amount of base salary and monthly bonus, which, for 12 months, constitutes 40-60% of the total annual compensation (the percentage is determined by the amount of annual compensation; the smaller the amount is, the bigger the percentage will be allocated). The rest of the compensation, based on the performance evaluation at the year end, will be paid to executive officers all at once.

The monthly base salary is the minimum amount of salary permitted by the Chinese labor and employment law.  Because the Compensation Committee understands that it is not sufficient to cover the basic life expenses of the executive officers and keep them motivated, the monthly bonus is paid to complement the base salary. However, the ability to keep the monthly bonus depends on whether the executive officers can meet their monthly performance targets.  If the required performance targets have not been accomplished, the monthly bonus already paid to the executive officers will be recouped to the Company. As a result, the so-called “monthly bonus” is in fact a contingent part of salary which can be taken away by the Company at the year end. The annual bonus is the bonus we pay for those who meet their annual performance targets.  It is unrelated to the monthly bonus and once awarded, cannot be taken away. The salary, plus the bonus at year end, may exceed the annual compensation fixed at the beginning of the year if certain performance targets significant to the Company have been accomplished pursuant to the principles of the Guidelines.

When we state that Mr. Lu has both monthly and annual personal performance targets, but that monthly bonus is not related to monthly personal performance targets, we mean that the “monthly bonus” is a fixed amount which has been determined at the beginning of the year and will be paid as part of the monthly salary.  Our monthly targets are the targets individuals should strive to meet for each project we are undergoing on a monthly basis.  At the year end, if the individuals have not met those targets, the monthly bonus will be returned to the company.

To avoid confusion, we have deleted the misleading sentence “Mr. Lu’s monthly bonus was not related to his monthly personal performance target” on page 33.

3.
Please elaborate on your policies for allocating between cash and non-cash compensation.  We note that you have stated that the bonus has mostly been paid in cash, and that the Compensation Committee has discretion to award stock bonuses, but you do not explain what policies have lead you to pay most bonus awards in cash and not in stock.

Response

Please be advised that we have no policies for allocating between cash and non-cash compensation.  Our compensation committee chose to pay cash instead of stock because it is easier to measure the value of cash than stock for bonus payment.  We have revised the paragraph on page 30 as the following:

The key elements of compensation for the executive officers are a base salary and a bonus paid in cash and/or incentive stock award in shares of company’s common stock. We have no policies for allocating between cash and non-cash compensation.  The Company’s bonus has been paid mostly in cash because it is easier to measure the value of cash than stock for bonus payment. Whether the bonus can be issued in stock is discretionary with the Compensation Committee. Other than the stocks issued under the 2007 Stock Incentive Plan, we have not issued any stock bonus.

4.
Please clarify your supplemental response to prior comment 13 and your disclosure on page 39 where you state that the performance target for 2007 for the restrictive stock grant was “general in nature.”  Since you say that it was either already made available in or easily extracted from the company’s periodic financial reporting, please explain why you cannot disclose it here, or include such disclosure.  Note that we are not requesting to you to provide this information with respect to compensation that has already been earned or paid.

Response

Please be advised that when we state that the performance target for 2007 for the restrictive stock grant was “general in nature,” we only refer to those financial data we released in our annual 10K report which showed that the individuals have met their annual net profit target.  Other than the annual net profit target we have disclosed in the registration statement on page 35, we cannot further disclose our performance targets which is neither general nor can be made available in or easily extracted from the company’s periodic financial reporting.

To avoid confusion, we have revised the paragraph as the following on page 38:

The general performance target provided for 2007 relating to the restrictive stock grant may be disclosed at the sole discretion of the Company when it no longer indicates or contains confidential information.  The Company does not intend to prematurely disclose such data as a matter of policy to avoid giving guidance and incur the obligation to constantly update on progress or failure of specific bidding positions or development status on sensitive projects.

Legality opinion

5.	Counsel’s opinion should reflect that he consents to being named in the prospectus, as well as having the opinion filed as an exhibit. Please revise accordingly.

Response

Please be advised that a revised counsel opinion is attached at Exhibit 5.1.

Closing Comment Response

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our registration statement amendment.  Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard.  Their fax number is (212)704-5904.  We are delivering a hard courtesy copy of this letter as well as the Amendment No. 1 to the registration statement.

Sincerely yours,

CHINA HOUSING AND LAND DEVELOPMENT, INC.

By:  /s/ Xiaohong Feng
Name: Xiaohong Feng
Title: Chief Executive Officer

By:  /s/ William Xin
Name: William Xin
Title: Chief Financial Officer (Principal Financial and Accounting Officer)